SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SILVER STAR FOODS, INC.

                                  COMMON STOCK


                                   828236 10 9
                                 (CUSIP NUMBER)


                                7520 Avenue V
                          Brooklyn, New York 11234


                                 October 4, 2000
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

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(1)  Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
     Persons (entities only):

     Results Consulting Corporation

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:    Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 1,405,000 (As of the Filing Date)
                       2,000,000 (As of the Reporting Event)

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 1,405,000 (As of the Filing Date)
                            2,000,000 (As of the Reporting Event)

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                       1,405,000 (As of the Filing Date)
                       2,000,000 (As of the Reporting Event)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 22.30% (As of the Reporting Event) and 8.20% (As of the Filing Date).

(14) Type of Reporting Person: CO

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ITEM 1. SECURITY AND ISSUER.

Silver Star Foods, Inc.
Common Stock, $.0001 par value.
7520 Avenue V
Brooklyn, New York 11234

ITEM 2. IDENTITY AND BACKGROUND.

(a)      Name:             Results Consulting Corporation

(b)      Address:          6777 E. 51st Place
                           Tulsa, OK 74145

(c)      COnsultant to small business

(d)      None.

(e)      None.

(f)      Oklahoma

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The reporting person, Results Consulting Corporation, acquired the shares of the Issuer pursuant to a consulting agreement with the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The Issuer became a Reporting Company on October 4, 2000, through the effectiveness of a Form SB-2 filing with the Securities and Exchange Commission (which Form SB-2 became effective on October 4, 2000). On October 4, 2000, Results Consulting Corporation held 2,000,000 shares of Common Stock of the Issuer, which represented 22.30% of the issued and outstanding share of the Issuer at such time. October 1, 2001, Results Consulting Corporation held 1,405,000 shares of Common Stock of the Issuer, which represents 8.20% of the issued and outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Results Consulting Corporation currently holds 1,405,000 shares of the issued and outstanding common stock of the Issuer, or 8.20% of the issued and outstanding shares. As of the date of the reporting events, Results Consulting Corporation owned 2,000,000 of the issed and outstanding common shares of the Issuer, or 22.30% of the issued and outstanding shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1)  Consulting Agreement dated May 26th, 2000 between Reporting Person and
     Issuer.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  RESULTS CONSULTING CORPORATION

Date: October 2, 2001              Signature: /s/ Joseph Francella
                                   -------------------------------------------
                                                 JOSEPH FRANCELLA, President